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                                                                     EXHIBIT (d)
                                 [BIOVAIL LOGO]



                                            CONTACT: Eugene Melnyk
                                                     Chairman of the Board
                                                     Kenneth G. Howling
                                                     Chief Financial Officer
                                                     (416) 285-6000


                        BIOVAIL COMPLETES SHARE OFFERING


     TORONTO, Canada, October 15, 1999 - Biovail Corporation International (NYSE,TSE:BVF) announced today its offering of 5,000,000 shares of common stock at US$51.00 per share for gross proceeds of US$255 million. In addition, certain shareholders and the Company have granted the underwriters an option to purchase an additional 750,000 shares solely to cover over-allotments, if any.

     In the United States the managing underwriters for the offering are Donaldson, Lufkin & Jenrette, Merrill Lynch & Co, Morgan Stanley Dean Witter, Banc of America Securities LLC, Punk, Ziegel and Company and DLJ direct Inc. In Canada, the managing underwriters are Merrill Lynch Canada Inc., RBC Dominion Securities Inc., Yorkton Securities Inc., CIBC World Markets Inc., Dundee Securities Corporation, HSBC Securities (Canada) Inc., National Bank Financial Corp., ScotiaMcLeod Inc., and TD Securities.

     A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State/Province in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State/Province.

     A prospectus relating to these securities may be obtained from Donaldson Lufkin & Jenrette, 277 Park Avenue, New York, New York, 10172, 212 892-3000, Merrill Lynch Canada Inc., BCE Place, 181 Bay Street, 4th Floor, Toronto, Ontario, M5J 2V8, 416 586-6000, or RBC Dominion Securities Inc., 200 Bay Street, Royal Bank Plaza, 4th Floor, South Tower, Toronto, Ontario M5J 2W7,
416 842-2000.


                                 [Recycle logo]
                       BIOVAIL CORPORATION INTERNATIONAL

            2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9
                        Tel (416)285-6000 Fax (416)285-6499


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     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA and TPP approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission.